EXHIBIT 99.1

Valneva to Present on its Single-Shot Chikungunya Vaccine Candidate at Leading Scientific Conferences

Saint-Herblain (France), October 10, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announces today it will present on its single-shot chikungunya vaccine candidate at several leading scientific conferences during the fourth quarter of 2022.

At the World Vaccine Congress Europe in Barcelona, Valneva will present “One step closer to a chikungunya vaccine: update on Valneva’s live-attenuated vaccine candidate,” on October 13, 2022 at 2:45pm CEST. The Company will also have a display in the exhibit area at booth #46 for the duration of the Congress, from October 11 through 14, 2022.

On October 27, 2022 at 10:30am ICT, Valneva will present “Progress of Clinical Development of a Live-Attenuated Single Shot Chikungunya Vaccine Candidate” as part of the Vaccines for Tropical Diseases symposium at the 20th International Congress for Tropical Medicine and Malaria (ICTMM2020) in Bangkok.

Valneva will also present on the Phase 3 clinical development of its single-shot chikungunya vaccine candidate at the American Society of Tropical Medicine and Hygiene (ASTMH) 2022 Annual Meeting, taking place October 30 through November 3, 2022 in Seattle. The Company will present an abstract on November 1, 2022 at 10:15am PST during an in-person scientific session.

At the International Society for Pharmacoeconomics and Outcomes Research (ISPOR) European Congress taking place November 6 through 9, 2022 in Vienna and online, two posters will be presented: “Burden of Illness and Paucity of Treatment of the Mosquito-Borne Chikungunya Virus (CHIKV)” and “The Economic Burden of the Globally Spreading Chikungunya Virus: A Systematic and Targeted Review.”

Finally, the Company will present at the Joint International Tropical Medicine Meeting (JITMM) 2022 in Bangkok from December 7 through 9, 2022.

Presentations will be made by Valneva’s senior scientific leadership, including Juan Carlos Jaramillo, MD, Chief Medical Officer of Valneva; Katrin Dubischar, VP Program Director – Chikungunya Vaccine; and Susanne Eder-Lingelbach, VP Clinical Development, among others.

Valneva initiated rolling submission with the U.S. Food and Drug Administration (FDA) of a Biologics License Application (BLA) for licensure of its single-shot chikungunya vaccine candidate in individuals aged 18 years and above in August 2022.

This BLA submission follows final pivotal Phase 3 data reported in March 20221 and final lot-to-lot consistency results reported in May 20222. A clinical study of VLA1553 in adolescents is ongoing in Brazil3, which may support future regulatory submissions in this group if VLA1553 is approved in adults.

The program received FDA Fast Track and Breakthrough Therapy designations in 2018 and 2021, respectively. VLA1553 was also granted PRIority MEdicine (PRIME) designation by the European Medicines Agency (EMA) in 2020, and Valneva plans to make regulatory submissions for VLA1553 in Europe in the first half of 2023.

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in 72-92% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high, and the global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20324. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 120 countries. As of July 2022, more than three million cases have been reported in the Americas5 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

About VLA1553
VLA1553 is a live-attenuated, single dose investigational vaccine candidate targeting the chikungunya virus, which has spread to over 120 countries. It has been designed by deleting a part of the chikungunya virus genome.
Valneva reported final data from the pivotal Phase 3 trial of VLA1553 in March 20226 and final lot-to-lot consistency results in May 20227.
If approved, VLA1553 would expand Valneva’s existing commercial vaccines portfolio and as such, Valneva intends to commercialize this vaccine leveraging its existing manufacturing and commercial operations.
To make VLA1553 more accessible to Low- and Middle-Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement in January 2021 for the development, manufacturing and marketing of VLA15538. The collaboration falls within the framework of the agreement signed between the Coalition for Epidemic Preparedness Innovations and Valneva in July 20199, which provides funding of up to $23.4 million with support from the European Union’s Horizon 2020 program.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into the clinic, including candidates against Lyme disease and the chikungunya virus.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to regulatory approval of VLA1553, timing and plans for clinical programs and product candidates and revenue forecasts. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
2 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
3 Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single-Shot Chikungunya Vaccine Candidate – Valneva
4 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020
5 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2022 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 25 Jul 2022.
6 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
7 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
8 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries
9 CEPI awards up to $23.4 million to Valneva for late-stage development of a single-dose Chikungunya vaccine